Filed pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated November 16, 2017

Registration Statement No. 333-220777

(Relating to the Preliminary Prospectus Supplements dated November 14, 2017 and the Prospectus dated October 13, 2017)

Everbridge Announces Pricing of $100 Million Convertible Notes Offering

BURLINGTON, Mass., November 16, 2017 – Everbridge, Inc. (Nasdaq: EVBG) announced today the pricing of an underwritten offering of $100.0 million aggregate principal amount of 1.50% convertible senior notes due 2022 (the Notes). The Notes will be issued at a price equal to 100% of the principal amount thereof. In connection with the offering, Everbridge has also granted the underwriters a 30-day option to purchase up to an additional $15.0 million aggregate principal amount of Notes, solely to cover over-allotments. The sale of the Notes is expected to close on November 20, 2017, subject to the satisfaction of customary closing conditions.

The Notes will be senior unsecured obligations of Everbridge and interest on the Notes of 1.50% per year will be payable semiannually in arrears on May 1 and November 1 of each year, commencing on May 1, 2018. The Notes will mature on November 1, 2022, unless earlier repurchased, redeemed or converted in accordance with their terms. The Notes will be convertible into cash, shares of Everbridge’s common stock (the common stock) or a combination of cash and shares, at Everbridge’s election. The conversion rate will initially be 29.6626 shares of common stock per $1,000 principal amount of Notes (equivalent to an initial conversion price of approximately $33.71 per share of common stock), subject to customary adjustments. Prior to the close of business on the business day immediately preceding May 1, 2022, the Notes will be convertible at the option of holders only upon the satisfaction of certain conditions. Thereafter, holders of the Notes may convert their Notes at their option at any time prior to the close of business on the second scheduled trading day immediately preceding maturity on November 1, 2022.

Everbridge may redeem for cash all or any portion of the Notes, at its option, on or after November 6, 2020 if the last reported sale price of Everbridge’s common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which Everbridge provides notice of redemption, during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which Everbridge provides notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. If Everbridge undergoes a “fundamental change,” holders of the Notes may require Everbridge to repurchase for cash all or any portion of their Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

In connection with the offering of the Notes, Everbridge entered into privately negotiated capped call transactions with affiliates of two of the underwriters and an additional financial institution (the option counterparties). The capped call transactions are expected generally to reduce potential dilution to the common stock upon any conversion of Notes and/or offset any cash payments Everbridge is required to make in excess of the principal amount of converted Notes, as the case may be, with such reduction and/or offset subject to a cap initially equal to approximately $47.20 (which represents a premium of approximately 75% over the last reported sale price of the common stock on November 15, 2017). If the underwriters exercise their over-allotment option, Everbridge expects to enter into additional capped call transactions with the option counterparties.

Everbridge estimates that the proceeds from this offering will be approximately $96.5 million (or $111.1 million if the underwriters exercise their option to purchase additional Notes in full), after deducting fees and estimated expenses. Everbridge intends to use a portion of the net proceeds from the offering of the Notes to pay the cost of the capped call transactions, and the remainder of the net proceeds for working capital and other general corporate purposes. Everbridge may also use a portion of the proceeds for continued geographic expansion, as well as for acquisitions or strategic investments in complementary businesses or technologies, although it does not currently have any plans for any such acquisitions, investments or expansion.

Everbridge expects that in connection with establishing their initial hedges of the capped call transactions, the option counterparties or their respective affiliates will enter into various derivative transactions with respect to the common stock concurrently with or shortly after the pricing of the Notes. This activity could increase (or reduce the size of any decrease in) the market price of the common stock or the Notes at that time.

In addition, Everbridge expects that the option counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to the common stock and/or purchasing or selling the common stock or other securities of Everbridge in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and are likely to do so during any observation period related to a conversion of Notes). This activity could also cause or avoid an increase or a decrease in the market price of the common stock or the Notes, which could affect the ability of holders to convert the Notes and, to the extent the activity occurs during any observation period related to a conversion of Notes, it could affect the number of shares of common stock and value of the consideration that holders will receive upon conversion of the Notes.

Concurrently with the offering of the Notes, a selling stockholder is offering 650,000 shares of common stock for resale in a separate underwritten offering at a public offering price per share of $26.97. The selling stockholder also granted the underwriters a 30-day option to purchase up to an additional 97,500 shares of common stock from the selling stockholder at the public offering price less underwriting discounts and commissions. Everbridge will not receive any of the proceeds from the sale of the shares. The offering of the common stock is expected to close on November 20, 2017, subject to the satisfaction of customary closing conditions. The closing of the offering of common stock is not conditioned upon the closing of the offering of the Notes, and the closing of the offering of the Notes is not conditioned upon the closing of the offering of common stock.

BofA Merrill Lynch and Credit Suisse are acting as joint book-running managers for each of the offerings. Stifel, KeyBanc Capital Markets, Canaccord Genuity, Needham & Company, Northland Capital Markets, Raymond James and William Blair are acting as co-managers.

The offerings of the Notes and of the common stock have each been registered under the Securities Act of 1933, as amended. For additional information relating to the offerings, Everbridge refers you to its Registration Statement on Form S-3, which it filed with the Securities and Exchange Commission (the SEC) on October 2, 2017 and which became effective on October 13, 2017. Prospectus supplements and accompanying prospectuses relating to the offerings will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov. Copies of the prospectus supplements and the accompanying prospectuses relating to the offerings may be obtained, when available, from BofA Merrill Lynch NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attn: Prospectus Department, or by email at dg.prospectus_requests@baml.com; or from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, by telephone at 1-800-221-1037, or by email at newyork.prospectus@credit-suisse.com

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the Notes, the common stock or any other securities, and will not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. The offering of these securities will be made only by means of the prospectus supplements and the accompanying prospectuses.

About Everbridge

Everbridge, Inc. is a global software company that provides enterprise software applications that automate and accelerate organizations’ operational response to critical events in order to keep people safe and businesses running faster. During public safety threats such as active shooter situations, terrorist attacks or severe weather conditions, as well as critical business events such as IT outages, cyber-attacks or other incidents such as product recalls or supply-chain interruptions, over 3,500 global customers rely on the company’s SaaS-based platform to quickly and reliably aggregate and assess threat data, locate people at risk and responders able to assist, automate the execution of pre-defined communications processes, and track progress on executing response plans. The company’s platform sent over 1.1 billion messages in the first nine months of 2017, and offers the ability to reach more than 200 countries and territories with secure delivery to over 100 different communication devices. The company’s critical communications and enterprise safety applications include Mass Notification, Incident Management, Safety Connection™, IT Alerting, Visual Command Center, Crisis Commander, Community Engagement™ and Secure Messaging. Everbridge serves 8 of the 10 largest U.S. cities, 8 of the 10 largest U.S.-based investment banks, all four of the largest global accounting firms, 25 of the 25 busiest North American airports, six of the 10 largest global consulting firms, six of the 10 largest global auto makers, all four of the largest global accounting firms, four of the 10 largest U.S.-based health care providers and four of the 10 largest U.S.-based health insurers. Everbridge is based in Boston and Los Angeles with additional offices in San Francisco, Lansing, Orlando, Beijing, London and Stockholm.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding the terms of the offerings of the Notes and of the common stock, the current market demand for these types of securities and the securities of Everbridge and statements regarding Everbridge’s intentions regarding the use of proceeds from the offerings. These forward-looking statements are based on the current expectations of the management of Everbridge as of the date of this press release and are subject to risks, uncertainties, changes in circumstances, assumptions and other factors that may cause actual results of Everbridge to be materially different from those reflected in the forward-looking statements. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include market risks, among others. These and other risks are discussed in Everbridge’s filings with the SEC, including, without limitation, Everbridge’s Annual Report on Form 10-K, filed with the SEC on March 23, 2017, its Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2017, and its periodic reports on Form 8-K and Form 8-K/A, as well as the risks identified in the registration statement and the preliminary prospectus supplements relating to the offerings. Given these uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date hereof. Everbridge is under no obligation, and expressly disclaims any obligation to update or alter any forward-looking statement, whether as a result of new information, future events or otherwise.

CONTACT:

Investors:

Garo Toomajanian

ICR

ir@everbridge.com

818-230-9712

Media:

Jeff Benanto

Everbridge

jeff.benanto@everbridge.com

781-373-9879